FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of April, 2003


                            Toyota Motor Corporation
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           Aichi Prefecture 471-8571,
                                      Japan
                    (Address of Principal Executive Offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F X     Form 40-F
                                    ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes     No X
                                  ---    ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

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Material Contained in this Report:


I. English-language translation of a press release, dated April 8, 2003, announcing the list of executives who are expected to assume specified positions under the registrant's new management system to be finalized in June 2003.

II. English-language translation of a press release, dated April 23, 2003, announcing the registrant's decision to dissolve a subsidiary, Thai Hino Motor Corporation, Ltd., during 2003.

III. English-language translation of a press release, dated April 25, 2003, relating to the revision of Hino Motors, Ltd.'s consolidated business performance projections, which were previously announced on October 28, 2002, for the fiscal year ending March 31, 2003.

IV. English-language translation of a press release, dated April 25, 2003, relating to the revision of Hino Motors, Ltd.'s unconsolidated business performance projections, which were previously announced on October 28, 2002, for the fiscal year ending March 31, 2003.



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Toyota Motor Corporation


                                        By: /s/ Takahiko Ijichi
                                            ------------------------------------
Date:  April 25, 2003                        Name:  Takahiko Ijichi
                                             Title: General Manager,
                                                    Accounting Division